Exhibit 99.1

RISE Education Provides Update on Quarterly Earnings Release

BEIJING, August 16, 2021 – RISE Education Cayman Ltd (“RISE Education” or the “Company”) (NASDAQ: REDU), a leading education service provider that focuses on the development of cognitive and aptitude training for young children in China, today announced that, in light of the recent regulatory developments, it has no current plan to publish a quarterly earnings release. The Company will provide further updates at an appropriate time if there is new development in the future.

About RISE Education

RISE Education is a leading education service provider that focuses on the development of cognitive and aptitude training for young children facilitated by an integrated Online-Merge-Offline (OMO) teaching approach model. Since its establishment in 2007, RISE has focused on building a holistic education system that helps children develop well-rounded skills and cultivate their talents with vision, motivation and innovation.

The Company’s mission is to create an aptitude education ecosystem that specializes in early child development, cognitive thinking, and aptitude training. Through digital transformation and continuous upgrading of its business and operations, RISE consists of five brands – RISE English, an aptitude training brand for students above six years old; Hiyeah, a brand focusing on social interaction and emotional development of children between three to eight years old; WhySTEAM, a brand focusing on STEAM-oriented aptitude development for children under eight years old; RISE Study Tour, a brand for students’ comprehensive practical aptitude development; and The Edge, a premium brand for academic tutoring, test preparation and admissions consulting services, please visit http://ir.risecenter.com/.

For investor and media inquiries, please contact:

Aaron Li

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191